Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp

Chief Executive Officer

(561) 616-3029

John Marino

President and Chief Financial Officer

(561) 616-3046

1st United Bancorp, Inc. Announces Earnings for the Nine Months ended September 30, 2010 and a Reduction in Non Performing Assets

Boca Raton, Fla. — October 25, 2010—(NASDAQ Global: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income available to common shareholders of $321,000 ($.01 earnings per share) for the nine months ended September 30, 2010, compared to a net loss available to common shareholders of $2.92 million ($.31 loss per share) for the nine months ended September 30, 2009.

For the quarter ended September 30, 2010, 1st United had a net loss available to common shareholders of $232,000 ($.01 loss per share) which compares to a net loss available to common shareholders of $691,000 ($.06 loss per share) for the three months ended September 30, 2009.

Non-performing assets were reduced by $3.6 million (12%) during the quarter ended September 30, 2010, as compared to June 30, 2010.

Highlights for the quarter and nine months ended September 30, 2010:

Financial Condition

•	Total assets at September 30, 2010 were $1.063 billion, an increase of approximately $49 million over the total assets at December 31, 2009 of $1.014 billion.

•

Deposits grew by approximately $60 million (7%) to $863.4 million at September 30, 2010 as compared to December 31, 2009. Included in this growth is approximately $37 million in growth in non-interest bearing deposits during the period. Non-interest bearing deposits now represent approximately 27% of total deposits at September 30, 2010 compared to 24% at December 31, 2009.

•

The allowance for loan losses at September 30, 2010 was $11.5 million (1.70% of total loans) and 48% of non-accrual loans. This compares to an allowance for loan losses at December 31, 2009 of $13.3 million (1.99% of total loans) and 85% of non-accrual loans.

•

Non-performing assets (non-accruing loans, loans accruing greater than or equal to 90 days and other real estate owned) to total assets were 2.38% at September 30, 2010. This compares to non-performing assets of 2.76% at June 30, 2010 and 1.60% at December 31, 2009.

•

Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio at September 30, 2010 were 24.66%, 22.49% and 12.14%, respectively, and exceed all regulatory requirements for “well capitalized.”

Operating Results

•	Net loss of $232,000 for the quarter ended September 30, 2010 and net income of $321,000 for the nine months ended September 30, 2010 were impacted by:

-	Net Interest Margin of 3.95% for the quarter ended September 30, 2010 and 4.11% for the nine months ended September 30, 2010.

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Provision for loan losses of $2.9 million for the quarter and $5.6 million for the nine month period ended September 30, 2010. The provision during the quarter was primarily a result of a number of resolutions during the quarter ended September 30, 2010, including the sale of a $4.2 million non-performing loan at approximately $3.3 million or $900,000 below the June 30, 2010 carrying value of the loan which impacted the provision for the quarter; during the quarter the Company charged off approximately $500,000 related to a $1.1 million non-performing loan that is expected to pay off at a reduced amount subsequent to September 30, 2010.

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Acquisition and integration related expenses of approximately $1,390,000 for the nine months ended September 30, 2010 which will not affect future quarters. Acquisition and integration related expenses for the quarter ended September 30, 2010 were less than $100,000.

-	Net gains on sale of investments of $449,000 for the quarter and $435,000 for the nine month period ended September 30, 2010.

Management Comments:

“We are very pleased with our over $60 million growth in deposits since December 31, 2009, with over $21 million in growth occurring in this last quarter. Our non-interest bearing deposits as a percent of deposits now stands at 27%. In addition, we had new loan production of almost $85 million for the nine months ended September 30, 2010. Our team continues to do a terrific job in growing our core business and serving our communities,” said Warren S. Orlando, Chairman. “We believe our strong capital base, liquidity and overall financial strength will allow us to expand and take advantage of future opportunities.”

“There continue to be economic challenges in the market we serve. Despite these challenges we were able to reduce non-performing assets by over 12% at September 30, 2010 as compared to June 30, 2010,” said Rudy E. Schupp, Chief Executive Officer. “Though this reduction came at the cost of significant additional loan provisioning during the quarter, which drove our $232,000 net loss for the quarter, we determined that it was in the best interest of the Company. After the loan provisioning for the nine months ended September 30, 2010, we showed net income of $321,000, which also included approximately $1.4 million in acquisition and integration costs related to our acquisition of Republic Federal Bank from the FDIC on December 11, 2009. We do not anticipate these expenses in future periods.”

“Our non-performing assets at September 30, 2010 were 2.38% of total assets as compared to 2.76% at June 30, 2010 and 1.6% at December 31, 2009. Though pleased with the reduction in non-performing assets, we continue to be committed to act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer. “Although too early to call a trend, we have also seen a stabilization of classified assets and past dues for the Company in the last two quarters.”

For interested persons, the Company will be hosting an investor call to review the quarterly results at 2:00 p.m. Eastern Standard Time on Tuesday, October 26, 2010. The number for the conference call is (888) 455-9732 (Passcode: First United). A replay of the conference call will be available beginning the afternoon of October 26 by dialing (866) 421-6910 (domestic), using the passcode 14231423 until November 9, 2010.

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially. The following factors, among others, could cause our actual results to differ: 1st United’s ability to execute its growth strategy, risks relating to the integration of acquired companies that have previously been operated separately, challenges posed by the current economic environment, disruptions in global financial markets, credit risk of 1st United’s customers, effects of the on-going correction in residential real estate prices and reduced levels of home sales, sufficiency of 1st United’s allowance for loan losses, 1st United’s ability to comply with the loss sharing agreements with the FDIC, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of 1st United’s markets, rapid changes in the financial services industry, exposure to intangible asset risk, hurricanes and other adverse weather events, and 1st United’s ability to manage the risks involved in the foregoing. Additional factors can be found in our filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

SELECT FINANCIAL DATA (unaudited)
	September 30 2010	December 31, 2009
	(Amounts in thousands except per share data)
BALANCE SHEET DATA
Total assets	$1,063,166	$1,013,867
Total loans	678,209	668,053
Allowance for loan losses	11,501	13,282
Cash and cash equivalents	170,589	135,241
Securities available for sale	87,187	88,843
Other real estate owned	263	635
Goodwill and other intangible assets	47,726	48,053
FDIC loss share receivable	43,432	43,285
Deposits	863,387	802,808
Non-interest bearing deposits	231,178	194,185
Shareholders' equity	172,573	170,594

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	16.23%	16.83%
Non-accrual loans/total loans	3.56%	2.33%
Non-performing assets/total assets	2.38%	1.60%
Allowance for loan losses/total loans	1.70%	1.99%
Allowance for loan losses/non-accrual loans	48%	85%
Net charge-offs (recoveries)/average loans	1.10%	1.14%
Leverage Ratio	12.14%	12.54%
Tier 1 Risk Based Capital	22.49%	23.23%
Total Risk Based Capital	24.66%	25.45%
Book Value Per share	$6.96	$6.88
Outstanding Common Stock	24,781,660	24,781,660

INCOME STATEMENT DATA (unaudited)
	For the three month period ended September 30,		For the nine month period ended September 30,
	2010	2009	2010	2009
	(Amounts in thousands, except per share data)		(Amounts in thousands, except per share data)

Interest income	$11,101	$7,026	$34,093	$20,921
Interest expense	1,874	1,816	5,888	5,503
Net interest income	9,227	5,210	28,205	15,418
Provision for loan losses	2,870	185	5,620	3,090
Net interest income after provision
for loan losses	6,357	5,025	22,585	12,328
Other Non interest income	1,535	580	3,460	1,987
Non interest expense	8,247	5,328	25,484	16,919
Income (loss) before taxes	(355)	277	561	(2,604)
Income tax expense (benefit)	(123)	93	240	(921)
Net income	$(232)	$184	$321	$(1,683)
Preferred Stock Dividends Earned	—	875	—	1,238
Net income(loss) available to common
Shareholders	$(232)	$(691)	$321	$(2,921)

PER SHARE DATA
Basic and diluted earnings (loss) per share	$(0.01)	$(0.06)	$0.01	$(0.31)

SELECTED OPERATING RATIOS
Return on average assets	(0.09)	0.12%	0.04%	(0.36)%
Return on average shareholders' equity	(0.54)	0.66%	0.25%	(2.10)%
Net interest margin	3.95%	3.72%	4.11%	3.74%

Average assets	$1,059,332	$637,387	$1,043,170	$627,615
Average shareholders' equity	$173,518	$111,780	$172,409	$107,075